  Exhibit 99.1

High Tide to Acquire Northern Helm, Adding Four Established Retail Cannabis Stores in Ontario

CALGARY, AB, June 15, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 100% of the equity interest of J. Supply Holdings Inc., operating as Northern Helm ("Northern Helm"), resulting in High Tide's acquisition of four of the six retail cannabis stores currently operated by Northern Helm in Ontario (the "Stores") for $7.74 Million (the "Transaction"). The Stores are located at 2377 Highway 2 in Bowmanville, 225 Gore Road in Kingston, 1414 King St. E in Courtice, and 199 Wentworth St W in Oshawa. These acquisitions will bring High Tide's total store count to 228 Canna Cabana locations across Canada and 103 in the province of Ontario.

High Tide Inc., June 15, 2026

"This acquisition highlights exactly how we intend to continue creating shareholder value: acquiring strong cash-flowing assets at reasonable multiples, integrating them into our proven operating platform, and compounding earnings over time. Surpassing 100 stores in Ontario will be a significant achievement, but we view it as another step toward our long-term objective of building a 350-plus store network that remains unmatched in scale, efficiency, and customer loyalty," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"At the same time, the success of our medical cannabis division demonstrates that High Tide is evolving into much more than a retail company. As our retail business continues to outperform and gain market share, our medical cannabis platform is rapidly emerging as a second engine of growth. With strong momentum across both segments, multiple avenues for expansion, and a proven ability to execute, I believe we are exceptionally well-positioned to continue widening our competitive moat, compounding shareholder value, and delivering sustainable growth for years to come. I look forward to sharing our progress with the release of financial and operational results for the second fiscal quarter at the close of markets today," added Mr. Grover.

Transaction Details

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of the required approvals from the TSX Venture Exchange ("TSXV") and the Alcohol and Gaming Commission of Ontario ("AGCO"), and the satisfaction of other customary conditions of closing, and is expected to close in the coming weeks. The consideration (the "Consideration") for the 100% of equity interests acquired will be approximately $3.2M in assumed debt with a 2% interest rate, with 40% of the remaining amount paid in cash, (approximately $1.83M), and the remaining 60% (approximately $2.75M) paid in common shares of High Tide ("High Tide Shares") on closing (the "Closing") on the basis of a deemed price per High Tide Share equal to the 10-day volume weighted average price of the High Tide Shares on the TSXV ending on the trading day that is three business days prior to the Closing date, subject to a floor price equal to the Discounted Market Price (as defined by the TSXV) as of the day prior to this news release. The High Tide Shares will be subject to a statutory and contractual hold period of four months and one day from the date of Closing. The purchase price represents 4.5x the annualized Adjusted EBITDA of the Stores for the three months ended March 31, 2026.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 228 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "expect", "intend", "plan", "believe", "anticipate", "estimate", "may", "will", "could", "should" and similar expressions. Forward-looking statements in this news release include, without limitation, statements relating to: the expected final purchase price of the Transaction; whether all approvals will be received and conditions precedent will be satisfied; whether the Transaction will close on the timeline indicated herein.

Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release, including assumptions regarding: the receipt of all required consents, regulatory approvals, authorizations, and satisfaction of customary conditions for the closing of the Transaction; the final purchase price for the Transaction after adjustments; he accuracy and continued applicability of third-party and internal market, demographic and competitive data relied upon by management; the ability of the Company to surpass its goal of 350 stores; the ability of the Company to continue delivering growth and shareholder value; and the Company's ability to execute its retail expansion plans and operate the new stores as anticipated.

Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: delays or inability to obtain required regulatory approvals or authorizations; changes in competitive, market or consumer conditions; operational risks associated with opening and operating new stores; and the other risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 15-JUN-26